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                                                                     Exhibit 2.3

                      IN THE UNITED STATES BANKRUPTCY COURT
                        FOR THE WESTERN DISTRICT OF TEXAS
                              SAN ANTONIO DIVISION

IN RE:                                    )
                                          )
RIO GRANDE, INC.,                         )        CASE NO. 98-55619-C
RIO GRANDE DRILLING, COMPANY,             )        CASE NO. 98-55620-C
RIO GRANDE OFFSHORE, LTD.,                )        CASE NO. 98-55621-K
RIO GRANDE DESERT OIL COMPANY,            )        CASE NO. 98-55622-C
RIO GRANDE GULFMEX, LTD.,                 )        CASE NO. 98-55623-C
                                          )
         Debtors.                         )        Jointly Administered
                                          )        Under Case No. 98-55619-C
                                          )
                                          )        Chapter 11

             FINDINGS OF FACT AND CONCLUSIONS OF LAW REGARDING ORDER
                CONFIRMING FIRST AMENDED JOINT CHAPTER 11 PLAN OF
             REORGANIZATION OF RIO GRANDE, INC., RIO GRANDE DRILLING
                     COMPANY, RIO GRANDE DESERT OIL COMPANY,
             RIO GRANDE OFFSHORE, LTD., AND RIO GRANDE GULFMEX, LTD.
                DATED JANUARY 25, 1999, AS MODIFIED MARCH 4, 1999

         Rio Grande, Inc. ("RGI"), Rio Grande Drilling Company ("RGD"), Rio Grande Desert Oil Company ("Desert"), Rio Grande Offshore, Ltd. ("Offshore"), and Rio Grande GulfMex, Ltd. ("GulfMex," and together with RGI, RGD, Desert, and Offshore, the "Debtors"), as debtors and debtors-in-possession,(1) having filed with the Court the

--------

(1) References herein to the Debtors shall be deemed to refer to the Debtors in the above-referenced bankruptcy cases, to the extent the context of such reference applies to a time period prior to the Effective Date, and shall be deemed to refer to the Reorganized RGI, to the extent the context of such reference applies to a time period on or after the Effective Date.


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First Amended Joint Plan of Reorganization of Rio Grande, Inc., Rio Grande
Drilling Company, Rio Grande Desert Oil Company, Rio Grande Offshore, Ltd., and Rio Grande GulfMex, Ltd., Dated January 25, 1999 (together with the March 4, 1999 modifications and any and all modifications and supplements thereto as of the date hereof, the "Plan") under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"); and the First Amended Disclosure Statement to First Amended Joint Plan of Reorganization, Dated January 25, 1999 (the "Disclosure Statement"), having been filed with and approved by the Court, pursuant to an Order entered January 25, 1999 (the "Disclosure Statement Order"), as containing "adequate information" pursuant to section 1125 of the Bankruptcy Code; and copies of (a) the Plan [prior to the March 4, 1999 modifications], (b) the Disclosure Statement, (c) the Disclosure Statement Order (without exhibits), and (d) a Ballot (only for those "impaired" Creditors(2) entitled to vote on the Plan), having been transmitted to all Creditors, the United States Trustee, and other parties-in-interest entitled to receive same pursuant to the Disclosure Statement Order and applicable law and rules; and copies of the Disclosure Statement Order (with exhibits) and a certain specially approved "Notice Regarding First Amended Joint Chapter 11 Plan of Reorganization" having been transmitted to all of the holders of record of the RGI Common Stock pursuant

--------

(2) Capitalized terms used in these Findings and Conclusions and not otherwise defined shall have the respective meanings ascribed to such terms in the Plan and/or Disclosure Statement.

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to the Disclosure Statement Order; and copies of the Disclosure Statement Order
(without exhibits) and a specially approved "Notice Regarding First Amended Joint Chapter 11 Plan of Reorganization" having been transmitted to all of the royalty interest and working interest owners listed in the Debtors' Schedules A or G and to all parties to executory contracts and unexpired leases as listed on the Debtors' Schedules A or G pursuant to the Disclosure Statement Order; and the Disclosure Statement Order having fixed (a) February 22, 1999 at 5:00 p.m., Central Standard Time, as (i) the last date by which any objections to confirmation of the Plan (the "Objections") were required to be filed with the Court and received by the Debtors, and (ii) the last date by which Ballots, if applicable, were required to be received by the Debtors in order to be considered as acceptances or rejections of the Plan, and (b) March 4, 1999 at 3:30 p.m., Central Standard Time, as the date and time for the commencement of the hearing pursuant to sections 1128 and 1129 of the Bankruptcy Code (the "Confirmation Hearing") to consider confirmation of the Plan and any Objections thereto; and due notice of the Confirmation Hearing and the date by which Objections must have been filed and served having been given in accordance with the terms of the Disclosure Statement Order; and the Confirmation Hearing having been held before the Court commencing on March 4, 1999; and the parties having appeared for submission of the Findings of Fact and Conclusions of Law ("Findings and Conclusions") and an Order Confirming the First Amended Joint Plan of Reorganization of Rio Grande,



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Inc., Rio Grande Drilling Company, Rio Grande Desert Oil Company, Rio Grande
Offshore, Ltd., and Rio Grande GulfMex, Ltd., Dated January 25, 1999, as Modified March 4, 1999 ("Order") on March 4, 1999; and the Court having considered all Objections which have not been withdrawn; and upon all consideration of the record of the Confirmation Hearing, the Court makes the following Findings of Fact and Conclusions of Law:

                                FINDINGS OF FACT

         1. On November 12, 1998 (the "Petition Date"), each of the Debtors filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. On the same date, this Court entered orders directing the joint administration of all of the Chapter 11 Cases under Case No. 98-55619-C, In re Rio Grande, Inc. Since the Petition Date, the Debtors have continued to operate their businesses and manage their assets as debtors-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

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         2. RGI is a Delaware corporation. RGI and its subsidiaries or affiliates, RGD, Desert, Offshore and GulfMex, are in the business of acquiring, producing, selling and developing oil and gas properties and businesses relating to the foregoing, including exploring for, producing, transporting, marketing and selling oil, natural gas and related hydrocarbons. RGI owns 100% of the stock of RGD (a Texas corporation). RGD owns 100% of the stock of Desert (a Nevada corporation). GulfMex is a Texas limited partnership owned 80% by Offshore, as general partner, and 20% by three non-debtor limited partners. Offshore is also a Texas limited partnership owned 98.75% by Desert, as limited partner, and 1.25% by RGD, as general partner.

         3. On November 2, 1998, (a) the Debtors, (b) EXCO Resources, Inc. ("EXCO"), the major secured creditor of the Debtors who bought its claims and rights against the Debtors from Comerica Bank-Texas in a prepetition transaction, and (c) Koch Exploration Company ("Koch"), the preferred shareholder of RGI, entered into the Voting Agreement, a copy of which was attached to the Plan as Exhibit "1." The Voting Agreement contemplated a Financial Restructuring (therein so called) of the Debtors, through a Chapter 11 reorganization plan, and pursuant to certain terms and conditions that were set forth in the Voting Agreement.

         4. In accordance with the Voting Agreement, on December 11, 1998, the Debtors filed the Joint Plan of Reorganization of Rio Grande, Inc., Rio Grande Drilling

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Company, Rio Grande Desert Oil Company, Rio Grande Offshore, Ltd., and Rio
Grande GulfMex, Ltd., and an accompanying Disclosure Statement, which plan and disclosure statement were thereafter amended on January 25, 1999, and the plan subsequently amended on March 4, 1999.

         5. The Plan provides for the merger on the Effective Date, without further action or consent under applicable State law of any shareholders, partners or Board of Directors of any merging entity of RGD, Desert and Offshore with and into RGI and further provides that, upon such merger, the Reorganized RGI will own and have the right to dispose of all of the assets of RGI, RGD, Desert, and Offshore, including the 80% general partnership interest of GulfMex, that currently belongs to Offshore. Any officer of each Debtor shall be authorized to take such actions and execute such instruments necessary to complete the above-described mergers.

         6. The Plan provides, with regard to all Allowed Claims except for those of EXCO, Koch and intercompany Claims, for their payment (a) in Cash, in full, on the later of (i) the Effective Date (which date is defined as the first Business Day after which the Confirmation Order becomes a Final Order) or (ii) eleven (11) days after the date any Claim becomes an Allowed Claim, or (b) on such other terms as are acceptable to the holder of any Claim, in full satisfaction of the Claims.

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         7. With regard to Priority Tax Claims, the Plan provides that the
Debtors have the option (in accordance with section 1129(a)(9)(C) of the Bankruptcy Code) to issue any holder of any such Claim a promissory note in the amount of such Claim, the principal of which shall be paid in full on a date six
(6) years after the date of assessment of such Claim, with interest payable semiannually at the rate of 5%.

         8. With regard to EXCO, the Plan provides for it to have an Allowed Secured Claim in the amount of $13,127,666.06, plus its prepetition interest, and for it to be satisfied in full by delivery, on the Effective Date, of all of the new common stock of the Reorganized RGI, constituting 100% of the equity ownership of Reorganized RGI free and clear of all liens, claims and encumbrances.

         9. With regard to Koch, the Plan provides for its Preferred Stock Interests (as well as all rights and dividends associated therewith) to be canceled and retired and for Koch to receive as its sole consideration under the Plan an option to acquire up to 24.5% of the working interest owned by the RGI Group in the Righthand Creek Properties in exchange for $698,250.00 from Koch (with such option price to be adjusted downward proportionately if Koch should choose to acquire less than 24.5%).

         10. With regard to intercompany Claims, the Plan provides that they shall receive no consideration and shall be deemed discharged in full.

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         11. With regard to the Limited Partnership Interests in GulfMex, the
Plan provides that if any Limited Partnership Interest holder contributes capital in the form of Cash in an amount equal to his pro rata share of 20% of the prepetition Claims against GulfMex, then such Interest holder will retain his Interests in GulfMex and his Limited Partnership Interests will be deemed unaltered. However, if any Interest holder chooses not to make such a capital contribution, then his Limited Partnership Interests will be canceled as of the Effective Date.

         12. The Plan provides for the cancellation and retirement, as of the Effective Date, of the existing Common Stock of RGI (and any and all rights or Claims associated therewith), and the holders of such Common Stock will receive no distribution or consideration of any kind on account of their Common Stock Interests in RGI.

         13. The classifications and treatments for Claims are set forth in Articles II, III and V of the Plan, and the Plan implementation procedures are set forth in Article VII of the Plan, and the same comply with the applicable provisions of the Bankruptcy Code and Rules, including sections 1122, 1123, and 1129, and are reasonable and appropriate.

         14. The Plan, as required by section 1123 of the Bankruptcy Code:

             a. designates, subject to section 1122, classes of Claims, other than Claims of a kind specified in section 507(1)(1), 507(a)(2) or 507(a)(8), and classes of Interests;

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             b.     specifies every class of Claims or Interests that is not
impaired under the Plan;

             c. specifies the treatment of any class of Claims or Interests that is impaired under the Plan;

             d. provides the same treatment for each Claim or Interest of a particular class, unless the holder of a particular Claim or Interest agrees to a less favorable treatment of such particular Claim or Interest;

             e.     provides adequate means for the Plan's implementation;

             f. provides that the Reorganized Debtor's charter shall include a provision prohibiting the issuance of nonvoting equity securities; and

             g. contains only provisions that are consistent with the interests of Creditors and equity security holders and with public policy with respect to the manner of selection of any officer, director, or trustee under the Plan and any successor to such officer, director, or trustee.

         15. The Plan complies with the applicable provisions of Title 11, and the Debtors have complied with the applicable provisions of Chapter 11, as required by sections 1129(a)(1) and (2) of the Bankruptcy Code.

         16. The Plan has been proposed in good faith and not by any means forbidden by law as required by section 1129(a)(3) of the Bankruptcy Code.

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         17. Any payment made or to be made by the Debtors, for services or for costs and expenses in or in connection with the Case, or in connection with the Plan and incident to the Case, has been approved by, or is subject to the approval of the Court as reasonable, as required by section 1129(a)(4) of the Bankruptcy Code.

         18. As required by section 1129(a)(5) of the Bankruptcy Code, the Debtors have disclosed (in their "Plan Documents," as defined in the Plan) the identity and affiliations of the individuals proposed to serve, after confirmation of the Plan, as the directors and officers of the Reorganized Debtors, and the continuance of these individuals in such capacities is consistent with the interests of Creditors and equity security holder and with public policy. Additionally, the Debtors have disclosed the identity of any insider that will be employed or retained by the Reorganized Debtor, and the nature of any compensation for such insider (in Exhibits "2" and "3" to the Plan).

         19. The Plan does not provide for a "rate change" as contemplated by section 1129(a)(6) of the Bankruptcy Code.

         20. As required by section 1129(a)(7), with respect to each "impaired" Class of Claims or Interests, each holder of a Claim or Interest of such Class has either accepted the Plan or will receive or retain under the Plan, on account of such Claim or Interest, property of a value, as of the Effective Date, that is not less than the amount such holder would so receive or retain if the Debtors were liquidated in Chapter 7. First, Classes 1, 5



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and 6 are "impaired" and all holders of Claims in those Classes that voted, voted to accept the Plan. Second, Classes 2, 3 and 4 are not "impaired," so section 1129(a)(7) does not apply. Finally, Classes 7 (Common Stock Interests in
RGI) and 8 (intercompany Claims) are "impaired" and are deemed to reject the Plan, pursuant to section 1126(g) (and thus were not solicited), since they are receiving no consideration under the Plan, but these Classes would receive no consideration in a Chapter 7 liquidation since there would be insufficient assets in these cases to even pay general unsecured creditors in full. Therefore, the provisions of section 1129(a)(7) are met with regard to the Plan.

         21. The Plan, together with all modifications and amendments thereto, has been accepted by all Creditors who were entitled to vote pursuant to section 1126 and no further acceptance or solicitation is required. The vote with respect to the Plan was set forth in the confirmation exhibits and is incorporated and adopted herein by reference.

         22. The Plan complies with section 1129(a)(9) of the Bankruptcy Code since the holders of the type Claims specified in that section will receive cash in the allowed amounts of their Claims on the Effective Date, unless a holder agrees to different treatment.

         23. The Plan does not comply with section 1129(a)(8) of the Bankruptcy Code since not every impaired class of Creditors or Interest holders has accepted the Plan (Classes 7 and 8 are deemed to reject, under section 1126(g), since not receiving or


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retaining any property). However, the Plan complies with section 1129(a)(10) of the Bankruptcy Code since at least one Class of Claims that is impaired under the Plan has accepted the Plan, determined without including any acceptance of the Plan by any insider.

         24. The Court finds that the Plan is feasible. Confirmation and consummation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor of the Debtors under the Plan, and accordingly, the Plan complies with section 1129(a)(11) of the Bankruptcy Code. The structure of the Plan and mechanisms for implementation of the Plan are reasonable and appropriate.

         25. All fees payable to date under 28 U.S.C. Section 1930 have been paid, and the Plan provides for the payment of all such fees in accordance with Public Law 104-99, in compliance with section 1129(a)(12) of the Bankruptcy Code. In response to the Objection filed by the U.S. Trustee, the Debtors have proposed a Plan modification to Section 12.5 of the Plan that would read as follows: "The Debtors (or Reorganized RGI) shall pay U.S. Trustee quarterly fees owed on or before the Effective Date. 11 U.S.C. Sec. 1129(a)(12). After confirmation, the Debtors or Reorganized RGI shall timely pay post-confirmation U.S. Trustee quarterly fees to the U.S. Trustee until a final decree is entered or the case is converted or dismissed. 28 U.S.C. Sec. 1930(a)(6). The Debtors or Reorganized RGI


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shall file with the Court and serve on the U.S. Trustee quarterly financial reports in a format prescribed by the U.S. Trustee until the case is closed." This modification is reasonable and appropriate and the Plan shall be deemed so modified.

         26. Section 1129(a)(13) of the Bankruptcy Code is not applicable to the Plan as there are no retiree benefits at issue with respect to the Debtor.

         27. The Plan does not discriminate unfairly, and is fair and equitable, with respect to each Class of Claims or Interest that is impaired under, and has not accepted, the Plan (that is, Classes 7 and 8).

         28. The Debtors have complied with all solicitation requirements of the Disclosure Statement Order and the Court finds that solicitation in connection with the Plan (as set forth in the introductory paragraph of these Findings and Conclusions) was fair and appropriate and in accordance with the Bankruptcy Code and the Bankruptcy Rules.

         29. The Plan provides for the assumption by the Debtors of various executory contracts and leases and the rejection of certain others. The Debtors' assumption and/or rejection, as the case may be, of the executory contracts and leases, in the context of the Plan taken as a whole, reflects the Debtors' sound business judgment and is reasonable and in the best interests of the estates.

         30. The Limitations of Liability set forth in Section 11.1A. of the Plan are reasonable and appropriate as to the "Exculpated Persons" named in that Section.


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However, the "Release Provisions" set forth in Section 11.1.B. of the Plan, as to which the United States Trustee has filed an Objection, are, by agreement of the parties to the Voting Agreement, stricken in their entirety (as are any cross-references in the Plan to Section 11.1.B). Section 11.1.C is amended to read "The Confirmation Order shall contain a permanent injunction to effectuate the limitations of liability granted in Sections 11.1(A) of the Plan." With these modifications, the Objection of the United States Trustee thereto is sustained and the Plan shall be deemed so modified and such modification is reasonable.

         31. In response to the Objection filed by certain taxing authorities, the Debtors have proposed a Plan modification to Article XI of the Plan that would read as follows: "Notwithstanding any other provision of the Plan, any Claim of any taxing authority in respect of 1999 ad valorem taxes (which taxes will not be assessed or due until after the anticipated Effective Date of the
Plan) shall not be considered discharged or otherwise dealt with under the Plan, and the bar date for Administrative Claims, set forth herein, shall be inapplicable to the enforceability of any such Claim. Moreover, any otherwise enforceable tax lien securing any Claim of any taxing authority in respect of 1999 ad valorem taxes shall not be considered released or otherwise dealt with by the Plan, notwithstanding the language of Section 7.10 of the Plan." This modification is reasonable and appropriate and the Plan shall be deemed so modified.


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         32. All securities to be issued by the Reorganized RGI pursuant to the
Plan are being issued in exchange for Claims against or Interest in the Debtors, as contemplated by section 1145 of the Bankruptcy Code.

         33. EXCO and Koch have stipulated that all documentation relating to the Financial Restructuring are in a form and substance reasonably satisfactory to EXCO and Koch and consistent with the terms of Exhibit "A" to the Voting Agreement.

         34. An Agreement Termination Event has not occurred.

         35. The Plan provides that the Certificate of Incorporation of the Reorganized RGI shall be amended to prohibit the issuance by Reorganized RGI of non-voting capital stock as required by section 1123(a)(6) of the Bankruptcy Code. The Certificate of Incorporation of Reorganized RGI shall also be amended as necessary to implement the Plan, including the cancellation and retirement of all capital stock then issued or outstanding. Such amendment shall be executed and filed by any officer of Reorganized RGI without further action of the stockholders or board of directors.

         36. To the extent that any provision designated herein as a Finding of Fact is more properly characterized as a Conclusion of Law, it is adopted as such.

                               CONCLUSIONS OF LAW

         A. This is a core proceeding within the meaning of 28 U.S.C. Section 157(b)(2)(L). This matter arises under title 11, and jurisdiction is vested in this Court to enter a final


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order by virtue of 28 U.S.C. Section 1334(a) and (b), 28 U.S.C. Sections 151,
157(a) and (b)(1) and the Standing Order of Reference in this District. These Findings of Fact and Conclusions of Law are being entered under Bankruptcy Rules 7052 and 9014.

         B. The information contained in the Disclosure Statement and presented at the Confirmation Hearing, along with the record in this Case, are sufficient to enable parties in interest and the Court to make an informed judgment that the Plan is feasible, is fair and equitable and does not discriminate unfairly with regard to nonaccepting, impaired Classes, is in the best interest of all parties in interest, and should be approved.

         C. The Plan complies with the applicable provisions of the Bankruptcy Code, as required by section 1129(a)(1) thereof, including sections 1122, 1123, and all of the applicable provisions of section 1129(a), and should be approved.

         D. The Debtors, as proponents of the Plan, have complied with the applicable provisions of the Bankruptcy Code as required by section 1129(a)(2) thereof.

         E. Notice and distribution of the Plan and Disclosure Statement were appropriate under all the circumstances and complied with the applicable provisions of the Bankruptcy Code and the Bankruptcy Rules. The opportunity for a hearing on these matters was full and adequate.

         F. In accordance with section 1141 of the Bankruptcy Code, (a) the Plan and each of its provisions, (b) all documents executed in connection with and pursuant to the


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terms of the Plan, and (c) the Confirmation Order, shall be binding upon the
Debtors, each Person or entity acquiring or receiving property under the Plan, each lessor or lessee of property to or from the Debtors, each holder of a Claim against or equity Interest in the Debtors, whether or not the Claim or equity Interest of such Creditor or equity Interest holder is impaired under the Plan and whether or not such Creditor or equity Interest holder has filed, or is deemed to have filed, a proof of Claim or equity Interest, and each party to this Case, and irrespective of whether such provision of the Plan is specifically mentioned or otherwise referred to in these Findings and Conclusions or the Confirmation Order.

         G. In accordance with section 1141 of the Bankruptcy Code, the consideration distributed under the Plan shall be in exchange for and in complete satisfaction, discharge, release, and termination of, all Claims of any nature whatsoever against the Debtors or any of their assets; and, except as otherwise provided herein or in the Plan, or the instruments or other documents executed in connection with the Plan (and except with respect to obligations which the Debtors are required to perform under the Plan), the Debtors shall be discharged and released pursuant to section 1141(d)(1)(A) of the Bankruptcy Code from any and all debts of the kind specified in section 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (a) a proof of Claim based upon such debt is filed or deemed filed under section 501 of the Bankruptcy Code; (b) a Claim based upon


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such debt is allowed under section 502 of the Bankruptcy Code; or (c) the holder of a Claim based upon such debt has accepted the Plan. The Confirmation Order shall be a judicial determination, effective upon the occurrence of the Effective Date, of discharge and termination of all liabilities of and all Claims against the Debtors, except as expressly set forth, or provided for, in the Plan, the instruments and other documents executed in connection with the Plan, and the Confirmation Order. Every holder of any discharged debt or Claim is permanently enjoined and precluded from asserting against the Debtors, the Reorganized Debtor, or against their assets or properties, any other or further Claim based upon any document, instrument or act, omission, transaction or other activity of any kind or nature that occurred prior to the Effective Date, except as expressly set forth, or provided for, in the Plan, the instruments and other documents executed in connection with the Plan, and the Confirmation Order.

         H. In accordance with section 524 of the Bankruptcy Code, the Confirmation Order:

                  1. voids any judgment at any time obtained, to the extent that such judgment is a determination of the personal liability of the Debtors with respect to any debt or Claim discharged hereby; and


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                  2. operates as a permanent injunction against the commencement or continuation of an action, the employment of process, or an act, to collect, recover or offset any such debt or Claim discharged hereby as a personal liability of the Debtors.

         I. The Confirmation Order operates as a permanent injunction against the commencement or continuation of, and the Reorganized Debtor shall be permanently released and discharged from, any action or proceeding at law or in equity (including without limitation any action or proceeding seeking indemnification or contribution) including Claims related to or arising in the Bankruptcy Case through the Effective Date.

         J. The Confirmation Order operates as a permanent injunction against the commencement or continuation of any action or proceeding at law or in equity relating to any of the Claims described in Section 11.1.A. of the Plan.

         K. Pursuant to sections 1123(a) and 1142(a) of the Bankruptcy Code, the provisions of the Confirmation Order, the Plan, and all other instruments and other documents executed and delivered pursuant to the Plan shall apply and be enforceable notwithstanding any otherwise applicable nonbankruptcy law.

         L. The Reorganized Debtor shall have the right, to the full extent permitted by section 1142 of the Bankruptcy Code, to apply to this Court for an order, notwithstanding any otherwise applicable nonbankruptcy law, directing any appropriate entity to execute


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and deliver an instrument or perform any other act necessary to implement the
Plan or the provisions of the Confirmation Order.

         M. Except as otherwise provided in the Plan or any other instrument or document entered into in connection with the Plan, on and after the Effective Date, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtor shall retain and may enforce any claims, rights and causes of action that the Debtors or the Estates may hold against any entity, including, without limitation, any claims, rights or causes of action arising under sections 544 through 551 or other sections of the Bankruptcy Code or any similar provisions of state law, or any other statute or legal theory. The Reorganized Debtor or its designee may pursue those rights of action, as appropriate, in accordance with what is in the best interest of the Reorganized Debtor. No claims of the Debtors against any Person or entity shall be discharged, released or compromised pursuant to the Plan or the Confirmation Order except to the extent provided for in the Plan and all other instruments and documents executed and delivered pursuant to the Plan.

         N. The Plan, as modified, and which modifications are reflected in Findings of Fact Nos. 25, 30, and 31 herein, and all provisions thereof, are hereby confirmed in all respects. The modifications to the Plan referred to hereinabove comply with section 1127 of the Bankruptcy Code.


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         O. To the extent any Objections have not been resolved or withdrawn prior to entry of the Confirmation Order or are not cured by the relief granted therein, all such Objections are overruled. All withdrawn Objections are deemed withdrawn with prejudice.

         P. Notwithstanding the entry of the Confirmation Order or the occurrence of the Effective Date, this Court shall retain jurisdiction as is set forth in Article XII of the Plan.

         Q. The Confirmation Order shall be effective according to its terms upon the entry thereof. The Confirmation Order is a final Order immediately subject to appeal.

         R. The Court's oral Conclusions of Law on the record at the Confirmation Hearing are incorporated herein by reference.

         S. The record of the Confirmation Hearing is closed.

         T. To the extent that any provision designated herein as a Conclusion of Law is more properly characterized as a Finding of Fact, it is adopted as such.

         DATED this 4th day of March, 1999.


                                              /s/ LEIF M. CLARK
                                   ----------------------------------------
                                           HONORABLE LEIF M. CLARK
                                        UNITED STATES BANKRUPTCY JUDGE


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